Exhibit 99.1

Weekly Report (June 23-29, 2023) on the Second Tranche
of Stellantis Share Buyback Program

AMSTERDAM, June 30, 2023 - Stellantis N.V. (“Stellantis” or the “Company”) announced today that pursuant to its Second Tranche of the Share Buyback Program announced on June 7, 2023, covering up to €500 million to be executed in the open market during the period between June 7, 2023 and September 7, 2023, it has repurchased the following common shares in the period between June 23 up to and including June 29, 2023:

Date	Number of Shares Repurchased	Average Market Purchase Price in € per share	Repurchased Volume in € (excluding fees)	Venues
23/06/2023	665 000	€15.1320	€10 062 766	MILE
23/06/2023	150 000	€15.1374	€2 270 605	CEUX
23/06/2023	25 000	€15.1342	€378 356	TQEX
26/06/2023	504 000	€15.0771	€7 598 859	MILE
26/06/2023	130 000	€15.0774	€1 960 065	CEUX
26/06/2023	16 000	€15.0936	€241 498	TQEX
27/06/2023	528 247	€15.1547	€8 005 444	MILE
27/06/2023	131 037	€15.1640	€1 987 044	CEUX
27/06/2023	18 716	€15.1625	€283 781	TQEX
28/06/2023	347 693	€15.4258	€5 363 457	MILE
28/06/2023	156 719	€15.4224	€2 416 990	CEUX
28/06/2023	50 588	€15.4232	€780 230	TQEX
29/06/2023	203 386	€15.9290	€3 239 734	MILE
29/06/2023	26 477	€15.8948	€420 845	CEUX
29/06/2023	10 137	€15.7724	€159 885	TQEX
Total	2 963 000	€15.2445	€45 169 559

Since June 7, 2023 up to and including June 29, 2023, the Company has purchased a total of 11,001,800 common shares for a total consideration of € 169,238,431.

As of June 29, 2023, the Company held in treasury No. 44,251,612 common shares as of June 29, 2023 equal to 1.4% of the total issued share capital including the common shares and the special voting shares.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Stellantis’ corporate website under the Share Buyback Program Section www.stellantis.com/en/investors/stock-and-shareholder-info/share-buyback-program.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information, contact:
communications@stellantis.com
www.stellantis.com

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, statements regarding future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, future financial and operating results, the anticipated closing date for the proposed transaction and other anticipated aspects of our operations or operating results are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on Stellantis’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of Stellantis to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; Stellantis’ ability to expand certain of their brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of Stellantis’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute Stellantis’ business plans and improve its businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in Stellantis’ vehicles; Stellantis’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in Stellantis’ vehicles; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; risks and other items described in the Company’s Annual Report on Form 20-F for he year ended December 31, 2022 and Current Reports on Form 6-K and amendments thereto filed with the SEC; and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and Stellantis disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning Stellantis and its businesses, including factors that could materially affect Stellantis’ financial results, is included in Stellantis’ reports and filings with the U.S. Securities and Exchange Commission and AFM.